UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 333-17007

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2009 and 2008 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
FBL Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Des Moines, Iowa
June 25, 2010

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments at fair value:
Mutual funds	$85,522,410	$60,142,418
Pooled investment trust	21,702,607	14,529,439
Group flexible premium deferred annuity	21,555,170	17,199,620
Notes receivable from participants	3,196,289	2,929,779
Total investments	131,976,476	94,801,256

Contribution receivables:
Employer	105,470	79,544
Participants	1,759	13,944
Total contribution receivables	107,229	93,488

Accrued investment income receivable	395,455	382,813
Total assets	132,479,160	95,277,557

Liabilities
Amounts payable for pending investment trades	24,188	112,806
Net assets available for benefits	$132,454,972	$95,164,751

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions:
Investment income:
Interest	$929,231	$896,349
Dividends	1,815,902	1,869,063
Net unrealized and realized gains (losses) on investments	26,383,548	(41,892,605)
	29,128,681	(39,127,193)
Contributions:
Employees	9,694,568	10,193,072
Employer	4,463,531	4,391,174
Rollovers from other plans	1,503,771	391,761
Transfers in from other plans	-	659,980
Total additions (deductions)	44,790,551	(23,491,206)

Deductions:
Benefits paid to participants	(7,478,536)	(7,741,381)
Administrative expenses	(21,794)	(15,265)
Total deductions	(7,500,330)	(7,756,646)
Net additions (deductions)	37,290,221	(31,247,852)

Net assets available for benefits at beginning of year	95,164,751	126,412,603
Net assets available for benefits at end of year	$132,454,972	$95,164,751

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., Farm Bureau Mutual Insurance Company, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make nonelective contributions from 5% to 15% of eligible compensation. All employee contributions are immediately vested. Beginning in 2007, the Iowa Farm Bureau Federation and affiliated companies and FBL Financial Group, Inc. adopted automatic enrollment for their employees. All of their eligible employees who were not deferring a portion of their compensation to the Plan and had not previously made a formal election not to defer a portion of their compensation were automatically enrolled in the Plan. Newly hired employees are also automatically enrolled. All automatically enrolled employees are given the opportunity to opt out of deferring a portion of their compensation or change the amount that is deferred.

The Plan also allows for participants to borrow money from the Plan subject to certain provisions.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Wells Fargo Bank N.A. is the Plan's trustee and provides recordkeeping services to the Plan.

Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

Effective January 1, 2008, the Plan was amended to add Crop1 Insurance Direct, Inc. (Crop1) as a participating employer. Assets totaling $659,980 were transferred from the Crop1 plan into the Plan. The assets transferred consisted of $653,972 of investments and $6,008 of notes receivable from participants.

2. Significant Accounting Policies

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Effective June 30, 2009, we adopted guidance that establishes general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any impact on our financial statements as of the year ended December 31, 2009.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Effective July 1, 2009, we adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification). This guidance establishes two levels of U.S. generally accepted accounting principles (GAAP) - authoritative and nonauthoritative. The FASB Codification is now the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification is now nonauthoritative. As the Codification did not change or alter existing GAAP, it did not have any impact on our financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The adoption of this guidance is not expected to have any impact on the Plan's financial statements.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies, and a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The average yield earned by the group flexible premium deferred annuity was 3.88% during 2009 and 4.06% during 2008. The average yield credited to participants with investments in this contract was 3.92% during 2009 and 4.11% during 2008.

During 2009 and 2008, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2009	2008

Mutual funds	$15,561,256	$(28,166,584)
Pooled investment trust	10,822,292	(13,726,021)
	$26,383,548	$(41,892,605)

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2009		2008
EquiTrust Series Fund, Inc.:
Managed Portfolio	$	**	$5,746,091
Blue Chip Portfolio		9,133,055	7,628,229
American Century Investments Small Cap Value Fund		7,056,055	**
American Funds Euro Pacific Growth Fund		9,493,580	6,427,372
American Funds Growth Fund of America Fund		8,565,898	6,020,374
Wells Fargo Bank, N.A. S&P MidCap Index Fund		7,634,516	5,333,729
FBL Financial Group, Inc. common stock*		21,201,492	14,076,341
Group flexible premium deferred annuity		21,555,170	17,199,620

* The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.
** Investment is less than 5% of the net assets available for benefits.

On June 15, 2009, Wells Fargo Advantage Treasury Plus Money Market Fund was added to the Plan's investment options.

On June 23, 2008, Van Kampen Comstock Fund was eliminated from the Plan as an investment option. Three new funds were added: MFS Value Fund (R4), T. Rowe Price Emerging Markets Stock Fund, and Vanguard REIT Index Fund. Any amounts in the Van Kampen Comstock Fund as of June 23, 2008, were transferred to MFS Value Fund (R4).

The Plan had open investment trades totaling $(24,188) at December 31, 2009 and $(112,806) at December 31, 2008, which were settled during January of the next year. The payable for pending investment trades has been reflected in the statements of net assets available for benefits.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2:	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 2 inputs include the following:

	•	Quoted prices for similar assets and liabilities in active markets

	•	Quoted prices for identical or similar asset or liabilities in markets that are not active

	•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: Valued at net asset value (NAV) of shares held by the plan at year-end, based on the latest quoted market price.

Pooled investment trust: Value based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.

Group flexible premium deferred annuity: This is considered a fully benefit-responsive contract and is carried at fair value as required by ASC 946, (formerly, FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans). The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer, thus no adjustment required.

Notes receivable from participants: Valued at the unpaid principal balance plus accrued interest, which approximates fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year-end ranged from 3.25% to 8.25% at December 31, 2009 and 2008.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$28,112,260	$28,501,338	—	$56,613,598
International equity funds	11,045,159	—	—	11,045,159
Fixed income funds	—	9,159,124	—	9,159,124
Target date retirement funds (a)	7,495,787	—	—	7,495,787
U.S. real estate fund	611,115	—	—	611,115
Principal preservation (b)	597,627	—	—	597,627
Total mutual funds	47,861,948	37,660,462	—	85,522,410

Pooled investment trust	—	21,702,607	—	21,702,607
Group flexible premium deferred annuity	—	—	21,555,170	21,555,170
Notes receivable from participants	—	—	3,196,289	3,196,289
Total assets at fair value	$47,861,948	$59,363,069	$24,751,459	$131,976,476

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$29,816,237	$30,326,181	—	$60,142,418
Pooled investment trust	—	14,529,439	—	14,529,439
Group flexible premium deferred annuity	—	—	17,199,620	17,199,620
Notes receivable from participants	—	—	2,929,779	2,929,779
Total assets at fair value	$29,816,237	$44,855,620	$20,129,399	$94,801,256

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

a. This category includes funds that invest in a well diversified portfolio of stocks, bonds and cash. The funds allow investors to simply select the date they plan to retire and then each fund automatically adjusts its asset allocation to become more conservative as the target date nears. It continues to become more conservative until ten years after the target date, at which time the asset allocation remains static.
b. This category includes a fund that is designed to protect capital with low-risk investments that include U. S. Treasury obligations and repurchase agreements collateralized by U. S. Treasury obligations.
Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009 and 2008.

	Level 3 Assets
	Year Ended December 31, 2009
	Group Flexible Premium Deferred Annuity	Notes Receivable From Participants

Balance, beginning of year	$17,199,620	$2,929,779
Realized gains(losses)	—	—
Unrealized gains(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances, and settlements (net)	4,355,550	266,510
Balance, end of year	$21,555,170	$3,196,289

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Level 3 Assets
	Year Ended December 31, 2008
	Group Flexible Premium Deferred Annuity	Notes Receivable From Participants

Balance, beginning of year	$15,578,781	$2,934,356
Realized gains(losses)	—	—
Unrealized gains(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances, and settlements (net)	1,620,839	(4,577)
Balance, end of year	$17,199,620	$2,929,779

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Administrative and Operating Expenses

The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$5,636,589
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		3,522,535
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		6,382,738
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		9,133,055
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		5,351,029
American Century Investments	Small Cap Value Fund		7,056,055
American Funds	Euro Pacific Growth Fund		9,493,580
American Funds	Growth Fund of America		8,565,898
MFS	Value Fund		4,829,977
T. Rowe Price	Emerging Markets Stock Fund		1,551,579
Vanguard	Explorer Fund		5,841,220
Vanguard	S&P 500 Index Fund		1,819,110
Vanguard	REIT Index Fund		611,115
Wells Fargo Bank, N.A. (2)	S&P MidCap Index Fund		7,634,516
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund Today		486,428
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2010		1,074,955
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2020		2,372,446
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2030		1,354,876
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2040		1,512,583
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2050		694,499
Wells Fargo Bank, N.A. (2)	Advantage Treasury Plus Money Market Fund		597,627
			85,522,410
	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		21,201,492
Wells Fargo Bank, N.A. (2)	Short-Term Investment Fund for EBT		501,115
			21,702,607
Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		21,555,170

Various participants	Notes receivable, 3.25% - 8.25%, due through December 2014		3,196,289
Total investments			$131,976,476

(1)    Cost information is only required for non-participant-directed investments.
(2)    The issuer is considered a party in interest to the Plan.